UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
SEC FILE NUMBER 333-145694
CUSIP NUMBER Not applicable
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________

PART I - REGISTRANT INFORMATION
ProElite, Inc. Full Name of Registrant
____________ Former Name if Applicable

12121 Wilshire Boulevard, Suite1001 Address of Principal Executive Office (Street and Number)

Los Angeles, California 90025 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ ☒ ☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.

In March 2008, ProElite, Inc. (the “Company”) changed management, including the Chief Executive Officer and the Chief Financial Officer. This new management is gathering information to make certain decisions, which require significant judgment, relating to the Company’s financial statements for the year ended December 31, 2007. The analysis of this information could result in non-cash charges to operations that could be significant in total. However, management has not yet completed its analysis and decision making. Therefore, the Company requires additional time to file its Annual Report on Form 10-KSB for the year ended December 31, 2007. It is anticipated that these financial statements together with the Form 10-KSB will be filed by April 15, 2008.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dale Bolen (Name)	310 (Area Code)	526-8700 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See discussion in Part III above.

ProElite, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By /s/ Dale Bolen Dale Bolen, Chief Financial Officer